UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PLANET GREEN HOLDINGS CORP.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

72703U102

(CUSIP Number)

Bin Zhou

36-10 Union St. 2nd Floor

Flushing, NY 11345

(718) 799-0380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	72703U102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,942,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,942,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,942,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.25%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by Bin Zhou (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 1, 2020 (together with this Amendment No. 2, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the previous information reported in the initial Schedule 13D.

Items 3, 4 and 5 are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Considerations

On May 14, 2019, pursuant to the terms of a share exchange agreement (the “SEA”), a subsidiary of the Issuer acquired all of the outstanding equity interests of Bozhuang, in exchange for the issuance of a total of 1,080,000 shares of Common Stock to the former shareholders of Bozhuang. As a former shareholder of Bozhuang and in exchange for his 90% of equity interests in Bozhuang, the Reporting Person received 972,000 shares of Common Stock.

On August 11, 2020, pursuant to the terms of a stock purchase agreement (the “SPA”), the Reporting Person purchased 650,000 shares of Common Stock from an existing stockholder of the Issuer at $2.6 per share for an aggregate purchase price of $1,690,000. The source of the fund was the personal funds of the Reporting Person.

On May 25, 2021, pursuant to the terms of a Share Purchase Agreement (the “SPA”), the Reporting Person purchased 1,320,000 shares of Common Stock from an existing stockholder of the Issuer at $2.5 per share for an aggregate purchase price of $3,300,000. The source of the fund was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The acquisition of securities set forth in this Schedule 13D, pursuant to the SEA, was to consummate the Issuer’s acquisition of Bozhuang and to diversify the Issuer’s business by adding the offering of Bozhuang’s tea products. In connection with the acquisition of securities by the Reporting Person under the SEA, the Issuer appointed the Reporting Person as a director of the Issuer.

The acquisition of securities set forth in this Schedule 13D, pursuant to the SPA, was for investment purposes.

The acquisition of securities set forth in this Schedule 13D, pursuant to the SPA, was for investment purposes.

Except as otherwise described above, there are no other current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon the total 24,009,930 shares of Common Stock outstanding as of May 24, 2021, by adding the newly issued 4,000,000 shares in a PIPE transaction as reported by the 8K filing filed by the Issuer on May 20, 2021 and the total 20,009,930 shares outstanding as of May 10, 2021 as reported on the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2021.

(b) The Reporting Person has sole beneficial ownership of an aggregate of 2,942,000 shares of Common Stock, or approximately 12.25% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these 2,942,000 shares of Common Stock.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2021	/s/ Bin Zhou
Bin Zhou